Filed by Noble Energy, Inc.
(Commission File No. 001-07964)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Patina Oil & Gas Corporation
(Commission File No. 001-14344)

A webcast of the Noble Energy, Inc. first quarter earnings conference call was held on May 4, 2005. A transcript from that call is provided below.

Safe Harbor Statement

This transcript may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect Noble Energy’s current views about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected. Important factors that could cause the actual results to differ materially from those projected include, without limitation, the volatility in commodity prices for oil and gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other action, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s business that are detailed in its Securities and Exchange Commission (“SEC”) filings.

Additional Information

In connection with the proposed merger (the “Merger”), Noble Energy has filed with the SEC a Registration Statement S-4 (Registration Number 333-122262) that contains the joint proxy statement/prospectus regarding the transaction. Investors and security holders of Noble Energy and Patina Oil & Gas are urged to read the definitive joint proxy statement/prospectus and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. These materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy’s website at www.nobleenergyinc.com. The documents filed with the SEC by Patina may be obtained free of charge from Patina’s website at www.patinaoil.com.

Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the merger. Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 18, 2005. Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the proxy statement for Patina’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the merger by reading the definitive joint proxy statement/prospectus, which is included in the above referenced Registration Statement on S-4.

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NOBLE ENERGY INC.
CONFERENCE CALL FOR MAY 4, 2005 @ 10:00 A.M. EST
CHAIRPERSON: GREG PANAGOS
EMAIL TRANSCRIPTION TO: jpippenger@nobleenergyinc.com

Operator:
Welcome to the Noble Energy 2005 first quarter results conference call. As a reminder this call is being recorded. I would now like to turn the call over to Greg Panagos, director of investor relations.

Greg Panagos:
Good morning ladies and gentlemen, welcome to Noble Energy’s First Quarter 2005 Earnings Conference Call. I’m Greg Panagos, Director of Investor Relations. With me this morning are Chuck Davidson, our Chairman and CEO, and Chris Tong, our CFO. Today we’ll be going over Noble Energy’s first quarter results. Chris will go over our financial results, and Chuck will discuss our operating results.

Please note that we will be making some forward-looking statements, so I’d like to paraphrase the final paragraph of our press release, which states that this conference call may include projections and other forward-looking statements within the framework, within the meaning of the federal securities laws. Any such projections or statements reflect Noble Energy’s current views about future events and financial performance. No assurances can be given that such events or performance will occur as projected, and actual results may differ materially from those projected.

I’d also like to point out that, in the course of our discussion this morning, we’re likely to refer to certain measures, such as discretionary cash flow or earnings before interest, taxes, depreciation and amortization. While these are not GAAP measures of financial performance, we believe they are good tools for internal use and for the investment community in evaluating the company’s overall performance.

Also in connection with the proposed merger between Noble Energy and Patina Oil & Gas, on April 12th, 2005 we filed our final joint proxy statement/prospectus that contains important information about the merger. A special meeting of the shareholders of both companies to vote on the proposed merger is scheduled for May 11th, 2005. Closing is expected to occur soon after that vote. We urge you to read the joint proxy statement because it contains important information about Noble Energy, Patina, and the proposed merger.

Now I’ll turn the call over to Chris to discuss our financial results.

Chris Tong:
Thank you Greg, good morning ladies and gentlemen.

As has been the case for the last several quarters, the first quarter was strong for Noble Energy. We continue to see solid improvement in many of our key value drivers, and we expect our momentum to continue. The unit costs continue to come down, while production from our international projects is still ramping up. And as we’re close to adding significant new production in the deepwater.

First quarter production was down slightly, less than 1% compared to the fourth quarter last year. Much of the decline was anticipated, and we expect to resume our trend of increasing production in July as Swordfish and Phase 2B in Equatorial Guinea come on stream.

Once again our financial results were solid, setting new records for both income and discretionary cash flow. Noble Energy reported first quarter net income of $110 million, or $1.86 per share, compared to net income of $87.4 million, or $1.48 per share, from the fourth quarter.

Discretionary cash flow from first quarter 2005 was a record $223.5 million, or $3.78 per share, as compared to $192 million, or $3.25 per share, for the previous quarter. Company wide cash expenses, which include lifting costs, production taxes, transportation and SG&A, were all down in aggregate and on a unit basis. Cash unit costs declined 16%, while total unit costs (which include DD&A) declined 9%. On a unit basis DD&A was down $0.19 versus the fourth quarter. However, first quarter DD&A included a one time $7.5 million non-cash charge for abandoned domestic assets.

Excluding the effect of abandoned assets, our company wide DD&A rate would have declined to $6.66, down 13% compared to last quarter. Total company wide unit costs would have been $13.33, or 14% lower than the fourth quarter.

Looking at the segment reporting schedule by country, reported domestic operating income from continuing operations increased 17% to $80.7 million in the first quarter of ‘05, up from $69.3 million in the fourth quarter of ‘04. First quarter domestic revenue was about $16 million below last quarter due to lower production. Domestic cash expenses were all down in aggregate and on a unit basis. Cash unit costs declined 12% while total unit costs declined 4%.

On a unit basis domestic DD&A was up $0.08 versus the fourth quarter as a result of the charge for abandoned assets. Excluding the effects of abandoned assets our domestic DD&A rate would have declined to $9.18, down 14% compared to last quarter. Total domestic unit costs would have been $15.78 or 13% lower than the fourth quarter.

Turning to the international business, operating income increased $13 million to $113 million compared to the fourth quarter last year. The increase in international results occurred in every region with the exception of the North Sea.

In Israel operating income was up slightly above $600,000. A 2% volume decline was more than offset by lower across the board expenses. Natural gas sales in Israel are dependent upon seasonal demand, and first quarter volumes declined compared to the fourth quarter due to reduced electricity demand. Downtime for turbine repairs at the power plant also contributed to lower volumes.

In Equatorial Guinea, despite production slowdowns due to construction, we continued to show increased production and operating income. Operating income set a new record of $60 million, $4.5 million higher than last quarter. LPG, natural gas and condensate sales showed a $13 million increase due to higher realized prices and the ramp up in condensate volumes from Phase 2A. Methanol prices remained at near historic highs, increasing $0.05 over the fourth quarter to $0.79. Sales volumes increased over 5 million gallons. First quarter methanol income would have been flat with the fourth quarter but for the impact of other income (a recognition of the deferred tax benefit in the fourth quarter).

The North Sea was our only international business showing a decline in operating income; however, during the fourth quarter we reported a $4 million gain on a like kind exchange. Excluding that gain, first quarter operating income in the North Sea would have been flat with the fourth.

In Ecuador, operating income increased over $10 million, reflecting lower fuel and operating costs and a 4% increase in power production. A 79% increase in production volumes and a higher realized crude oil prices in China contributed another $12 million.

Turning to the balance sheet, despite the current strong commodity price environment and the rapid growth coming from our operations, shareholders equity actually declined over $250 million compared to year-end 2004. That decline reflects the mark-to-market impact of our hedges on other comprehensive income after the recent run up in crude oil and natural gas prices. The balance sheet impact of other comprehensive income is non-cash and will correct itself as hedges come off or prices decline. In fact, since the end of the first quarter, commodity prices have declined resulting in an add-back of over $100 million to shareholders equity if that calculation were done today.

As a result of the calculated hedging loss impacts on other comprehensive income, and hence our balance sheet, total debt-to-book capitalization at the end of the first quarter increased two percentage points to 40%, compared with 38% at the end of 2004. Net debt-to-book capitalization at the end of the first quarter was 35%. And with that let me turn the call over to Chuck.

Chuck Davidson:
Great, thank you, Chris, and good morning everybody. Today I would like to focus my comments on Noble Energy’s operating activities. And, as Greg pointed out at the beginning of the call, if you’d like to obtain information on the proposed merger with Patina I would certainly refer you to the joint proxy prospectus and the related filings.

We really continue to be very excited about this transaction and the potential it creates for our shareholders. As noted, we have a special shareholders meeting to vote on the merger scheduled for May 11th, and the closing would be expected to occur soon after that. I would also add that. since the approval of the merger, we’ve made considerable progress in planning for the integration of the two companies, and we certainly believe we’re in good shape today to move forward once shareholders have approved the transaction.

First quarter results for Noble Energy really show the momentum that started early last year. The trend of rapidly growing international production and improved domestic results continued. While production volumes were down about 1% sequentially from the fourth quarter 2004, they are where we expected them to be when we did our planning for this year. We had expected some early in the year decline in domestic volumes, but that’s also domestic production that would rapidly jump back up in the second half with the start up of Swordfish and also the cumulative effects of quite a bit of other onshore drilling that we’re doing during the course of the year.

I think some of the really good news Chris pointed out also was on the cost side, and that certainly has been a pressure on our business. Every business segment, from domestic to Equatorial Guinea to Israel to Ecuador, China and Argentina, again with the exception of the North Sea and that unique item that occurred in the fourth quarter, all of these other segments reported an increase in operating income over the fourth quarter of 2004.

The key, of course, was that company-wide unit costs were down in every category. Lower lease operating costs, transportation costs, SG&A combined with the increased low cost international volumes contributed to declining total unit costs as we compare them to the fourth quarter. Every business segment had lower total unit costs. Again, a real key driver in our plans to maintain efficiency throughout our operations, but also once again indicative of the high margin low/cost international volumes that we’re bringing in to the company.

First quarter production, again, was just over 105,000 barrels a day oil equivalent compared with a little below 106,000 in the fourth quarter of 2004. International production did increase about 5% compared with last quarter, which of course was primarily the result of increased production in China and the continuing ramp up of production from Phase 2A in Equatorial Guinea. Daily production in the North Sea was down nearly 600 barrels, really reflecting normal field decline in that area. And production in Israel was down very slightly, 1.4 million cubic feet per day versus the fourth quarter, again reflecting seasonal decline in demand, and also Israeli Electric was making some repairs on one of their turbines at the Ashdod power plant during the quarter. Production in Israel is expected to increase as we move into the summer months and that’s, again, with seasonal demand, and then later in the year, especially with the conversion of turbine at Ashdod, from peaking to combined cycle which should result in increased demand and load.

Domestic production was down a little over 3,000 barrels a day compared with the fourth quarter. Most of the decline was in the Gulf of Mexico, reflecting anticipated decline at Roaring Fork on the shelf. There was also some decline in deepwater at Boris as well as some other natural field declines. We’re now seeing some offsets as new production is being added from first quarter offshore drilling, as well as workovers. And again, domestic volumes are expected to take a big jump with Swordfish coming on at around 10,000 barrels a day, net, mid-year this year.

From the statistics, you can see that onshore has really experienced an acceleration in activity during the first quarter. Our domestic onshore business unit statused a total of 89 gross wells, of which 82 were successful, for an overall success rate of 92%. And there were an additional 25 wells that were in various stages of drilling or completion at the end of the quarter. Now that compares to a total of 111 onshore wells drilled for all of 2004.

Since most of these wells were being drilled or completed in the first quarter, there’s so far very little production impact. We’ll expect to see more of that as we get into the year. Nine of the wells onshore drilled in the first quarter were in the Gulf Coast region. They had an overall success rate of about 78%. Five of them were in the Aspect Energy joint venture AMI.

For the remainder of 2005 we expect to drill an additional 26 wells in the Gulf Coast area, or that’s about 13% over 2004. Thirteen will be in the Aspect AMI, another five will be in the very successful Duval County area where we had great success last year and it continues in 2005.

We’ve been doing a lot of regional work in the deep Gulf Coast, and we have now started drilling some high potential wells. South Lake Arthur Deep started drilling last week. This is a prospect that’s a 20,000-foot Miogyp/Marg Tex test., The P50 resources are around 100 billion cubic feet equivalent. We’re holding slightly over a 50% working interest in the initial test.

In June, we expect to start drilling another deep well in the Gulf Coast, Cochon Bay, which is almost a 17,000-foot Marg Tex test. And it’s perhaps around a 50 Bcf equivalent prospect, and we have a 67% working interest in that prospect. And there may be one or two later in the year, as well, of some of these deep tests in the Gulf Coast area. So we’re pleased that that program is underway and we look forward to the results of, certainly, that first well, South Lake Arthur Deep in the, perhaps in the third quarter.

The Mid-continent/Rocky Mountain region was extremely active in the first quarter, probably more active than it’s been in a number of years. And we do expect the level of activity to continue throughout the year. During the first quarter we drilled a total of 57 wells in the Niobrara trend, which is in northeast Colorado and northwest Kansas. And we also plan to drill in total about 230 wells in this trend during 2005. So it looks like we’re right on track for the drilling program there.

We’re also adding gathering and compression facilities in the Niobrara to help move the incremental production. We would expect that our net production from the Niobrara would probably double by the end of the year. But again, it’s a bit back-end loaded as gas-handling facilities are added throughout the year. And the Bowdoin field in northern Montana, we drilled a total of 26 wells during the first quarter out of an expected 40 for the year. And then in the Piceance Basin in western Colorado, we’re testing and monitoring the production from the Williams Fork interval where we drilled eight wells and completed them in late 2004 as well as early in the first quarter. And we do expect additional drilling activity in that area in the second half of 2005 as well.

Our 27,000-acre Iron Horse prospect in Wind River of Wyoming, we continue to test and produce the initial wells in the lower Fort Union interval. That’s about 7,500 to 9,500 feet. Results again have been encouraging. And at the present time we plan two to four additional lower Fort Union tests, which would probably be comprised of perhaps two new wells plus a couple of recompletion in existing older wells.

Turning to the Gulf of Mexico, most of our current focus remains on the three deepwater developments. It’s Ticonderoga, Lorien and Swordfish. All are proceeding ahead. Again, just as a reminder, we have a 60% interest in Lorien and Swordfish and a 50% interest in Ticonderoga.

At Swordfish we’re making very good progress. We probably had about a month of project slippage due to some construction work at the host processing platform. Sub-sea systems are being installed, and, again, right now it looks with that, with the current schedule we would expect first production in July. This is a three well development with expected initial net production of around 10,000 barrels a day oil equivalent, that’s net to Noble Energy.

And at Lorien we’re finishing up a second well. This will be a two well sub-sea development with initial production expected to be about 12,000 barrels a day of oil equivalent, net. And the start up for that is expected to occur at the beginning of the second quarter of 2006.

And then finally on Ticonderoga, again, a two well sub-sea development with both wells flowing back to Kerr-McGee’s Constitution spar. Development activity includes a second well and the completion of sub-sea installations, which are slated to begin this summer. And first production at Ticonderoga is expected mid 2006. And again, the net production to Noble is expected to be some 10 to 12,000 barrels a day oil equivalent.

A little bit of a deepwater bonus that we just saw was a successful sidetrack of an existing well in the Mississippi Canyon area that found a big gas pay section. We’ve got a 30% interest in the well, and it’s expected to be adding production in the second half.

Elsewhere in the deepwater we’ve approved three wells for the 2005 exploration program so far. Two are on the schedule for drilling. The third is anticipated to be later in the year. The first one will be Little Burn, and that’s in Green Canyon 238. And it’s an offset to the Boris field. And it’s expected to spud sometime during the second quarter. We’re currently waiting on the rig that has been unable to move because of some high currents that exist in portions of the deepwater of the Gulf of Mexico. We have a 40% interest in Little Burn, which is operated by BHP. One of the encouraging things about that prospect is, although it’s one of the smaller deepwater prospects, it is basically sitting right on top of the infrastructure that we’ve put in place to produce Boris. And as a result it, if it’s successful it can start production very quickly.

The next prospect following Little Burn, on a different rig, will be the Conquest prospect. That’s in Green Canyon 767. It’s in the southern end of the Constitution mini-basin. And, of course, it’s adjacent to our Ticonderoga discovery. The Conquest prospect is in about 4,600 feet of water. Mean resources of around 40 million barrels oil equivalent. It’s got a sizeable range around it. And we would expect to spud the well late in the second quarter. The estimate that I got this morning would be sometime late in June. And again, that rig is coming in from a different prospect. We have 50% in that. You may recall that we drilled another well on that block last year. And that initial well really helped us better understand the prospect and has really set up the current Conquest prospect.

We’re currently working on the remaining deepwater program. Again we’ve internally approved Slam Deep. There was some loop currents in the area of Slam Deep, so we decided we were not going to move a rig into that area. Also we’re working on some partners that we expect to bring in to that prospect. In addition, we’ve got a couple of other candidates for deepwater as well in the program later this year. And some of those we’ve mentioned in the past: Sable and North Gemini. Sable is in Green Canyon. Gemini is in Mississippi Canyon.

I would just add we had a very successful central Gulf of Mexico lease sale in March. We’re apparent high bidder on eight deepwater blocks, all at 100% interest. And our overall total high bids were about $9.3 million.

Shifting to the shelf, clearly our focus area for additional exploration is Viosca Knoll. As we mentioned last quarter, we have a deep test underway called Cadillac. Very interesting, it’s a 25,000-foot Cotton Valley test. So Noble has a 20% working interest. Currently, pipe was recently set, and the operator is getting ready to drill into the upper Cotton Valley section on that prospect. It covers several blocks. P50 resources easily reach into the several hundred Bcf equivalent range.

On the other program of Viosca Knoll, and this is the Noble Energy operated program, we have several James Lime prospects. We’ve already done a development sidetrack that’s successful and actually just came on production last week. And we’ve now moved on to the exploration program. We’ve begun drilling the Voodoo prospect that’s in Viosca Knoll 341. And following that will be a prospect called Strike Eagle, which is in the Viosca Knoll 157/158 area. And there’s a couple of more James Lime prospects as well that are potential drilling candidates for later this year. Now most of these are in the 20 to 40 billion cubic foot equivalent size. Very attractive economics. Just as a reminder, the James Lime, even though we’re going to 15,000 feet, has much lower drilling costs because of the pressures seen there, so we’re seeing dry hole costs of around $5 million in the James Lime.

Turning to international, it was another outstanding quarter. Operating income of nearly $113 million versus $95 million last quarter. And it was no surprise that Equatorial Guinea continued to be the biggest contributor. Overall combined operating income of $60 million from all operations there. That was up from $56 million in the fourth quarter. Production was up 4% from the fourth quarter because of the continuing ramp up in Phase 2A. The quarter—on-quarter increase versus the fourth quarter would have been a bit larger but we did have some construction related downtime in the field in Equatorial Guinea in February.

It was just another stellar quarter for AMPCO methanol operations with net methanol sales volume totaling 43 million gallons, which is net to our interest, about 11,400 barrels a day, and an average sales price of $0.79 a gallon. Compared with the fourth quarter 2004, methanol sales volumes were up 14%. Actually total revenue dropped a bit, and that’s because we had $7 million in deferred tax bid in the fourth quarter of last year.

Commissioning for 2B, that’s the second phase of the big expansion project in Equatorial Guinea, is well underway. When full production is achieved from 2B, it’s expected to add about 6,500 barrels per day, net to Noble Energy. And again, that’s proceeding very well. We’re going to stick with our original plan for now in the schedule, but so far we’re already beginning to see some incremental production from 2B as the commissioning is well underway. We have secured a rig for our exploration work on Block “O” and expect to spud our first well in the third quarter on that block.

As Chris mentioned earlier, net production in Israel experienced a slight decline. That, again, reflects some seasonal power demand and some turbine repairs by Israeli Electric. We had net production of just over 59 million cubic feet per day during the first quarter. And our expectation, again, is that sales will increase during the summer months with the seasonal demand. Also, of course, we’re getting more infrastructure being added to Israel, and that we’d expect (especially in terms of natural gas deliveries to the Redding plant up at Tel Aviv), that we’d expect to add demand in the fourth quarter.

Also at Ashdod, there’s a gas turbine that has generally been used for peaking purposes that has been converted, or is in the process of being converted, to combined cycle. And that is likely to add increased demand there because of the expectation that it will be more fully utilized in a combined cycle mode.

We have a number of opportunities to market additional gas. I mentioned before we have an agreement with the Bazan refinery to market some volumes there. That’s in Ashdod. Generally small incremental volumes for them. And clearly one of our top priorities is to continue to finalize the new marketing contracts, which includes some initial agreements we’ve had to supply natural gas to a desalinization plant. Discussions continue underway regarding the potential construction of a power plant in Ashkelon as well as a paper mill. And we certainly expect that additional gas will be sold to Israeli Electric in that they’ve continued with the pipeline construction that will provide gas to their Tel Aviv and Hagit power plants.

In Ecuador, our Machala power plant generated revenues of $22 million, operating income of $10 million, cash flow over $14 million. And we produced 209,000 megawatts of power at the very strong power prices averaging $0.10 per kilowatt-hour. For the first quarter, we produced just under 25 million cubic feet per day of gas from Amistad.

China was a stellar performer in the first quarter. Production reached record levels, averaging net 5,300 barrels of oil per day. That was a result of some additional drilling that we had done in 2004. As that production was brought on stream, it increased the overall gross production of the field in the first quarter. At $12 million, China also produced record high quarterly high operating income. With our successful drilling program, and as we have confirmed the presence of some additional reservoirs in the field, we’re now proceeding with plans to look at expanding our facilities that would allow additional production in 2006, 2007 type time frame.

In the North Sea, operating income declined to $20 million, compared with $23 million in the fourth quarter. However, last quarter, again, we had a $4 million like-kind exchange gain. I would add that design work on Dumbarton is continuing. That’s the project that we have a 30% interest in. And we still plan to sanction that project for development in the third quarter of this year.

With that I believe, Michelle, we’d like to open up the line for questions.

Operator:
Great, thank you. We will now begin the question and answer session. To place yourself into the question queue, please press *1 on your touch-tone phone. If you’re using a speaker-phone, please pick up your handset and then press the *1. If your question has been answered and you would like to withdraw your request you may do so by pressing *2. Please go ahead if you have any questions.

Thank you. Our first question comes in from Irene Haas. Please go ahead.

Irene Haas:
Hi. The question is on Cadillac. Just that you mentioned, you mentioned the target depth is about 25,000 feet. What’s the current depth for Cadillac?

Chuck Davidson:
We’re right at about 20,000. The upper Cotton Valley is a very thick section. And so just somewhere below 20,000 feet you would expect to go in to the upper Cotton Valley.

Irene Haas:
How much longer would it take you to reach target depth?

Chuck Davidson:
I would guess at this depth, to be conservative, we ought to allow 60 days.

Irene Haas:
Okay, thank you.

Chuck Davidson:
Thank you.

Operator:
Thank you. Our next question comes in from Bryan Singer. Please go ahead.

Bryan Singer:
Good morning.

Chuck Davidson:
Good morning.

Bryan Singer:
Two questions. First specifically on the Niobrara, what are you seeing in terms of the consistency of well results and what’s the expected size and expandability of the compression facility there?

Chuck Davidson:
Well, I think in terms of the consistency of results, actually we’ve had some very high success rates. Again this is an infill program, so you’ve got a lot of well control around all of them. So we’re drilling on 40 acre spacing right now. IP’s, generally (you know these are shallow wells) it’s basically just a lot of repetitive drilling, IP’s have been, you know, around 100 Mcf per day. Maybe, I think we typically use somewhere around 200 to 300, 250 to 300 million cubic feet equivalent of reserves. And so I think in terms of, you know, overall, again, what we were saying before we expected to double the production of the field from January to December, it looks like we’re on track for that. That would add about a total of 12 million cubic feet equivalent of new net production, net production, by the end of the year. So it’s working well Brian.

Bryan Singer:
That’s great. And then the facility that you’re building in terms of gathering in midstream?

Chuck Davidson:
Right.

Bryan Singer:
How expandable would that be, and what’s your thoughts going into ‘06?

Chuck Davidson:
Well, what we’re really doing is building the facilities to accommodate the wells that we’re drilling. And it’s basically just to get the gathering and compression. We found that because we haven’t done a lot of drilling in that field in a while we really had to expand those facilities to handle the additional off take. So it’s more just to accommodate the production from the new wells. You know, I’m not sure whether there’ll be any vertical benefits, but if there is, it’s going to be minor.

Bryan Singer:
Yes, okay. More broadly, when you look at your overall U.S. onshore portfolio, what are your current thoughts on gross in there and decline rates and the cost structure?

Chuck Davidson:
Well, I think when you look at the overall portfolio, you know, we’ve got several moving pieces. I mean, you can talk about generic decline rates, and you know we all know that in the Gulf of Mexico the base decline rates on those are very high. You know sometimes in the 40 to 50% ranges, and onshore it’s lower, and when you get into the Rockies it’s even lower as well. The real issue is, we’ve got so many moving parts, I mean in the deepwater adding 10,000 barrels a day of new production, well that was (Inaudible) decline. And in the onshore we do expect growth as we go through the year. And that’s basically because of the Gulf Coast and the Rockies programs as well. So, I guess the bottom line is, we certainly expect domestic production at the end of the year to be higher than at the beginning of the year and that’s factored in to our overall, you know, growth projections for the total company.

Bryan Singer:
And onshore specifically you would expect production up?

Chuck Davidson:
Yes. Yes, that’s exactly right. And that is because of, not only the Gulf Coast program but, the cumulative effect of these Rockies programs which we really haven’t seen yet. We basically just started the Niobrara program at the beginning of this year. And so that production, again, is back end loaded, and we’ll see that more in the second half as we get the wells hooked up and get the facilities and compression installed.

Bryan Singer:
Great, thanks.

Chuck Davidson:
Thank you, Brian.

Operator:
Thank you. Your next question comes in from Bob Morris. Please go ahead.

Bob Morris:
Good morning, Chuck.

Chuck Davidson:
Good morning, Bob.

Bob Morris:
Two questions. On the Patina acquisition, I think at the time you said that you would wait till that deal closed to hedge around 75% of the expected production. What is the situation now, do you still expect to hedge production there once it closes or where are you on that?

Chuck Davidson:
 No, I need to clarify that a little bit. We, at the time we announced the merger, we announced at the time that we had actually already started to hedge Noble production that would then later be re-designated to Patina production. And that was because we, of course, wanted to lock in the economics as close as possible to when we entered into the merger agreement. So, what we have done is, we have over the course since the, we entered into the agreement, we have hedged incremental Noble production that’s all scheduled out. And then at closing our plan would be that those incremental hedges, those again that were against Noble production, will be re-designated into primarily areas in the Rockies where the Patina production is to support the acquisition.

Bob Morris:
So how much would the Patina production will in effect be hedged then?

Chuck Davidson:
Well, it will, in equivalent basis, it’s about 75% of their current production, which is what we described at the beginning as what basically our target was.

Bob Morris:
Okay.

Chuck Davidson:
And again that, those hedges go out, we’ve got them all scheduled out, those hedges go out through 2008.

Bob Morris:
Okay. On the Patina properties, it was mentioned before that they’re acquiring, or had acquired over 70,000 acres on an undisclosed shale formation that you plan to initiate drilling on this year. Is there any update as far as the acreage position there, or when drilling will kick off on that, or any other color?

Chuck Davidson:
We’ve, until we get that closed and we’re in position to disclose some things there, we really can’t go into that. Partly because Patina has asked that that’s a competitive situation in terms of leasing and part just because we’re a week away from a shareholder meeting, and I basically have to make sure that we stick to the script in terms of what’s been disclosed so far.

Bob Morris:
Sure. Last quick question here, before the Ecuadorian government had been slow in paying you there and you’d held off on any expansion of your power facilities there until you got a better track record of payments from the government. Has that changed there or do you, what is the update?

Chuck Davidson:
We’re still in the, you know, we’re still in the same process there. We, it’s we have been, you know we received additional payment, but we still have outstanding payments that are due. And since that has not been corrected, really our position on Ecuador has not changed regarding further expansion. I think, you know, and we’re all, you know, aware that there’s been some change in the leadership of the government, it actually has not affected our operations at all. But I think that in our view it’s important that we are more confident of the stability, and that we’re also confident of the payment record before we would proceed with any expansion down there.

Bob Morris:
Okay, great. Thank you.

Chuck Davidson:
Thank you, Bob.

Operator:
Thank you. Our next question comes in from Ken Beer. Please go ahead.

Ken Beer:
Good morning guys.

Chuck Davidson:
Good morning, Ken.

Ken Beer:
A question, just back on Equatorial Guinea, related Block “O,” you said you’re looking at spud sometime in the third quarter. Have you all identified a specific prospect, and you’ve got a rig ready to go, or is that still kind of in flux? And then also, if you could just remind me kind of the targeted size in that area? If I remember, it was not, you know, multi-hundred million barrels, but rather kind of 50 to 100, is that the right number?

Chuck Davidson:
You’ve got it Ken. I would just say that the prospects are of all different sizes. We have, we do have one specific one we’ve identified. I wouldn’t say that it’s necessarily the largest one, but in terms of the data we have, and the analysis we have, it’s the best one that we want to start drilling on. Just to add a little flavor to it, it’s called Belinda. It’s probably, you know, on the oil case side, we all know that there’s a risk of gas in the oil case side. It’s maybe 50 to 75 million barrels equivalent. There’s always a chance it could be 100 million. But I think you’ve got the right category size for this particular prospect. We do have the rig contracted. It’s, as you know, it’s a competitive market there, and we started early. So we have a rig contracted. And I think sometime maybe in August or September we expect to start drilling.

Ken Beer:
And remind me that your working interest there is (Inaudible)?

Chuck Davidson:
45%.

Ken Beer:
That sounds great. Thank you, guys.

Chuck Davidson:
Great. Thank you, Ken.

Operator:
Thank you. Our next question comes in from Barry Borak. Please go ahead.

Barry Borak:
Good morning everybody. I was just wondering as you move forward towards starting start-up of production at Swordfish, what’s the overall impact company-wide on unit operating costs and DD&A? And I guess the second part of that question is, if there are, if there are, if there is some impact will we see similar types of impact from start up of Lorien and Ticonderoga?

Chuck Davidson:
Yes, maybe I could take them in total. Because it’s hard to you, know, get it right by breaking them out individually. But the last time we looked, when we combined all three of those projects together that we saw DD&A rates that were somewhere around $8.00 to $9.00 per barrel of oil equivalent. Swordfish is a bit higher. Ticonderoga is lower. Lorien is sort of in the middle. But when you look at that and when you look at that against our domestic DD&A rates it’s, it actually fits in quite well. It might actually be a little lower than the average that it’s running right now.

We’re, right now, I think this last quarter our domestic DD&A rate was $10.70, $10.73 a barrel of oil equivalent. So it’s a little lower.

Now you’ve got, you know you’ve got processing costs that are part of the operating costs, but these are all sub-sea completion, so we’re basically just looking at processing costs. And they’re very competitive. So I guess the answer to your question is, is we would not see or expect a run up in unit costs as a result of this. And we might actually see some decline, and certainly in the overall company because they’re such large volumes they dilute basically fixed SG&A as well in our operations.

Barry Borak:
One other question on the deepwater was in the February call I think you said that you expected first production at Swordfish late in the first quarter. Did you run into some kind of delays or any kind of delays getting equipment or anything like that?

Chuck Davidson:
Well I hope I didn’t misspeak, it was supposed to be late in the second quarter.

Barry Borak:
I may have misread it.

Chuck Davidson:
But your, but there is about a month slippage.

Barry Borak:
Yes.

Chuck Davidson:
The point, and that, well in the overall scheme of things is manageable but a lot of it just has to do with the work that the operator is doing on the host platform and just timing of getting sub-sea equipment in. It’s just everything is tight right now. But it’s about, it’s running about 30 days behind what we had expected at the end of the first quarter.

Barry Borak:
Okay, thanks very much.

Chuck Davidson:
Well thank you.

Operator:
Thank you. Your next question comes in from Brad Beago. Please go ahead.

Brad Beago:
Good morning guys.

Chuck Davidson:
Good morning.

Chris Tong:
Good morning.

Brad Beago:
Chuck, on the, your comment about that domestic production was kind of in-line with what you expected, but it was actually down from, for both oil and gas from what I was modeling, and so I wanted to kind of explore that a little more and then the timing of Swordfish. And it looks like you’re, you know you’re down about 18,000 barrels a day domestically and down, you know, 20 million or so from the fourth quarter on a gas basis domestically. If I continue to see those kind of runoffs in the second quarter before I lay on any increase from Swordfish, maybe you could comment on that?

Chuck Davidson:
 Well I think that, yes, we’re in, domestic for the first quarter we’re running 18,000 barrels a day of liquids and about 215 of gas. The two primary drivers on the decline are two properties that we have modeled very carefully so we kind of understand their profile. One is called Roaring Fork, it’s on the shelf, and it had a lot of flush production last year. It’s actually doing a little better than we expected. But it had been declining down. And then the other one is Boris, which was, which is a deepwater field that also came on that began a decline in 2004.

So, you know, if we look at our second quarter, we do expect domestically that our volume will be down a little bit. But we do have some offsets. I mentioned that we had some shelf development, some workover work that’s been going on. And some of this onshore drilling is beginning to ramp up in the second quarter. So you see some mitigation. But we would see some continued decline domestic in the second quarter and then a large ramp up in the third quarter, not only because of Swordfish, but because we get the continued effect of the other programs as well.

So that’s why in the earlier call, or excuse me, in the earlier question, I responded that we clearly expect domestic production at the end of the year to be well above what we started the year at.

Brad Beago:
Okay. Just looking at Swordfish a little bit more, the 10,000 Boe, my understanding that’s 75% oil, something like that?

Chuck Davidson:
It’s a...

Brad Beago:
Or is it almost all oil?

Chuck Davidson:
No, no. It’s about two thirds oil and a third gas. There’s three wells. One is basically viewed as a gas well, gas completion and a gas reservoir. And the other two are oil completions and they have some associated gas with them.

Brad Beago:
Okay. And looking out the next three or four quarters on Swordfish. How do you, how are you guys modeling performance of those wells? (Inaudible) stay flat for a period of time I guess is what I’m asking.

Chuck Davidson:
Well if you look at, because we’ve kind of included some profiles in there, when we look at Swordfish we actually, because we only have a half year in ‘05 and a full year in ‘06 we’ll see that the average contribution in ‘06 will still be greater than the average contribution in ‘05. But they do start to decline off. You know, more importantly, if you kind of look at what we’ve projected for deepwater, we’re showing an average in ‘05 with Swordfish coming on mid-year of about 10,000 barrels a day equivalent, net. And that jumps in ‘06 to 25,000 barrels a day equivalent, average for the year. So we’re, each of these will, and Swordfish is one that will go on decline. It kind of depends on, you know, will the host take full volume or do we end up being constrained? We’ve had situations where our deepwater has tended to be flat for a while, it’s constrained. But if they take full production, then we would expect after a few months that they would start to go on decline. It just happened that we’ve got two more deepwater developments coming on, and they greatly offset that so that we see the growth profile over the next couple of years.

Brad Beago:
Okay, good color on that. I guess a question for Chris just on the accounting. What is, was the actual dollar value hedge impact of oil and gas in the Q1?

Operator:
Thank you. Our next question comes in from...

Chuck Davidson:
Hold on, hold on.

Operator:
Oh, I’m sorry sir.

Chris Tong:
It was $13.8 million on crude. There was no impact on the gas side.

Brad Beago:
Crude and no impact on gas. And I guess one question real quickly. You talked about rolling off the hedges once you purchase Patina. Any idea what the cost figure on that is going to be?

Chuck Davidson:
That one is going to be dependent, of course, Patina does that and it will depend on exactly when they do it and their mark-to-market at that time. So we’ve not projected. I think Patina has talked about how much the hedges are underwater, but I’m getting into, I would be getting into their business.

Brad Beago:
Yes, would that hit the combined income statement in Q2 for you or would it be a purchase price adjustment more or less?

Chris Tong:
No. They’re going to be unwinding it as part of the transaction. So they’re going to be funding whatever the cost of that is. So it will show up as assumed debt on our books.

Brad Beago:
Okay, alright, great, thanks guys.

Chris Tong:
That one item was $3.29 a barrel by the way.

Brad Beago:
Okay. $3.29 for all your barrels, but it really was on U.S. barrels, right?

Chuck Davidson:
Yes, the, yes, for the second quarter all those hedges were domestic hedges.

Chris Tong:
Yes.

Chuck Davidson:
But it was $13 million.

Chris Tong:
Yes.

Brad Beago:
Okay, thanks.

Operator:
 Thank you. Our next question comes in from Ellen Hannan. Please go ahead.

Ellen Hannan:
 Thanks. I think most of mine have been answered. Just a couple of housekeeping items for Chris. Can you give us a feel for your tax rate for the balance of the year and perhaps the percentage of the taxes that might be deferred, and also capitalized interest?

Chris Tong:
I’ll have to answer that slightly evasively, and in part because we’re going to be really changing our whole outlook post Patina on terms of what is deferred, etcetera. But we gave guidance in the past on that. We’re not really officially changing any of that guidance. Anything we would do really would not make sense post Patina. I will tell you that if you look at our tax rate in the first quarter, that rate was not just mysteriously put there, it was an estimate for the first quarter and I think it’s about the best way I can answer. It was 37%.

Ellen Hannan:
Right, okay. What, and I suppose your capitalized interest number would change post the Patina deal as well?

Chris Tong:
Yes it will.

Ellen Hannan:
One other question then quickly. Chuck in terms of the expected seasonal increase in Israel going in the second quarter, can you give us a feel for what you think that might be?

Chuck Davidson:
I think it’s not for the second quarter, it’s more for the, I think third quarter. Because that’s where the, there’s two factors that hit on that. The summer demand, which is an air conditioning demand, and we saw that last year where in the July August time frame we saw high demand. Also that’s the period of time when they expect to have their turbine switched over to combined cycle. And that will probably add more base-load on that. Again we, you know we’re thinking on a gross basis, remember we’ve got 47% working interest, that will be, you know, this year in the 170 million range, 150 to 170 million range. The real wild card is what happens at the end of the year because that brings in the flow of gas to Tel Aviv and where they’ve converted those plants up there. And they laid the pipeline, and right now we’re trying to get a better feel as to what will be the exact timing on the take there.because that will represent an increased demand likely in the fourth quarter.

Ellen Hannan:
Okay, great.

Chuck Davidson:
So it’s a funny shape this year.

Ellen Hannan:
Alright, thanks very much.

Chuck Davidson:
Thank you.

Operator:
Thank you. Once again if there are any questions please press *1 on your touch tone phone.

Thank you sir, there are no questions at this time.

Greg Panagos:
Okay, thank you all very much for listening, and if you have any questions feel free to give me a call.

Operator:
Thank you very much. This does conclude today’s conference call. Please disconnect your lines and have a wonderful day.